April 3, 2019

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 4 to
           Registration Statement on Form F-1
           Filed March 26, 2019
           File No. 333-228896

Dear Mr. Yan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2019 letter.

Form F-1/A filed March 26, 2019

Risk Factors
We had limited experience managing our investor assurance program...., page 34

1. You state that at your discretion you may use your working capital to repay investors in order to maintain your reputation and your business and that results of operation could be materially and adversely affected. Please disclose that during 2018, you elected to pay
       RMB 1,079,932 in losses due to insufficient investor assurance program funds.
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
April 3, 2019
April 2 2019 Page 2
Page 3,
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Balance Sheet Items, page 115

2. Please address year over year changes for Tax Payables, Payroll and welfare payables,
         Refund liabilities and Accrued expenses and other current liabilities, including when you expect to settle outstanding amounts due.
Liquidity and Capital Resources, page 119

3. You state that you became one of the first individual lending marketplaces to begin sharing credit information with Baihang Credit Co., Ltd., or Baihang Credit, which integrates, saves and processes data collected from us and multiple other companies and that you are able to report borrowers who are in default for more than eight days to
         Baihang Credit. Disclose how are you are able to provide borrower defaults after eight days considering that you do not track contract assets and accounts receivable on an individual loan basis and do not monitor the aging of accounts receivable and contract assets for each individual loan until maturity as disclosed in your February 6, 2019 response to us.
Business
Investor Assurance Programs
Investor Assurance Progams Managed by Us, page 152

4.       Please disclose that during 2018, you elected to compensate investors
RMB
         1,079,932 for losses due to insufficient investor assurance program funds.
Summary of Significant Accounting Policies
(o) Revenue Recognition, page F-20

5. We note your response to comment 1 and your disclosure on page F-24 in which you state that your allowance for uncollectible receivables methodology is essentially the net expected accumulative loss rate used in determining the fair value of guarantee liabilities.
         You also state on page 118, that since your payment terms are now structured to collect service fees during the first two to six months of the loan inception for current loan products, the risk of uncollectible amounts is significantly reduced. Considering that your accounts receivable allowance provision of RMB 51.4 million in relation to accounts receivable of RMB 1,517.3 million is significantly less than the net expected accumulative loss rate used in determining the fair value of the guarantee liabilities as disclosed on page
         F-17, please address the following:
           Disclose how your current accounts receivable allowance provision rate aligns with your net expected accumulative loss rate and the basis for recognizing such a lower provision, considering also the increase in the your accounts receivable balance from
             RMB 189,993 at September 30, 2018 to RMB 364,863 at December 31, 2018 and the
             increase in the net expected accumulative loss rate for current loan products from 11%
 Dinggui Yan
Jiayin Group Inc.
April 3, 2019
Page 3
          in 2017 to 11.3% in 2018;
          Disclose how your delinquency trends on page 96 impact your accounts receivable allowance provision rate;
          Disaggregate your rollforwards of contract assets for each period presented to separately disclose collections and write-off between current year and prior periods;
          Disclose in your discussions on pages 115 - 118, consistent with your response to comment 2 in your letter dated March 8, 2019, your assertion as to the appropriateness of the allowance for uncollectible accounts for both accounts receivable and contract assets; and
          Considering the termination of your investor assurance program in April of 2018, clarify the historical loss experience utilized in the determination of your allowance.
6. We note your response to comment 2 and your revised disclosure on page F-25. Please revise to clarify that the correction was an error in accordance with U.S. GAAP.
7. You state on page 104 that currently, you charge a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest are due and for loans facilitated prior to April 28, 2018, you also collect remaining fees on a monthly basis but that you do not charge such monthly service fees for loans facilitated after April 28, 2018. You also state on pages 115 and F-24, that you began to record accounts receivable up to total fees collectible in the first six months and contract assets for fees collectible in the subsequent months when recognizing revenue from loan facilitation service subsequent to February 2018. Please reconcile these disclosures throughout the filing and specifically disclose when you charge and recognize fees in accordance with the contract terms for each product for the periods presented.
8. Disclose in your accounting policy that you do not track contract assets and accounts receivable on an individual loan basis and as such do not monitor the aging of accounts receivable and contracts assets until loan maturity consistent with your prior response and disclosure in the February 6, 2019 registration statement.
       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameDinggui Yan
                                                             Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                             Office of
Financial Services
April 3, 2019 Page 3
cc:       Meng Ding, Esq.
FirstName LastName